Exhibit 9.1

DATE: ____11_____ June 2021

(1) ECrent Worldwide Company Limited

and

(2) Andy Chan

CONSULTANCY AGREEMENT

THIS AGREEMENT dated _____11______ June 2021

BETWEEN:

(1)	ECRENT WORLDWIDE COMPANY LIMITED, a company incorporated with limited liability in the Hong Kong (“Company”), whose registered office is situated at Cornwall Centre, no. 85 Castle Peak Road, Castle Peak Bay, Tuen Mun, N.T., Hong Kong; and

(2)	Andy Chan, whose USD Identity Card Number is ###-##-#### and whose address is situated at 1306 Antonella PL, Hayward, CA 94541 (“Consultant”).

WHEREAS

(A)	The Consultant wishes to provide market analytic consultancy services and advices to Sharing Economy International Inc., a company organized and existing under the laws of the state of Nevada in the United States of America (“SEII”), and its subsidiaries (together, “Group”) for a period of one year in such terms and conditions hereinafter appearing.

(B)	The Company, as a wholly owned subsidiary of SEII, wishes to appoint the Consultant for Services (as defined in Clause 1.1 below) in such terms and conditions hereinafter appearing.

IT IS HEREBY AGREED that:

1.	Services

1.1	The Company hereby appoints the Consultant to provide the following services (“Services”):

(i)	to develop, execute and manage the “University Program” starting with UCSC for Rentazon. There will be 3 stages – market analysis, UCSC exposure, and recap. After recap – will move our project to SJSU. Will also set up an ambassador program at UCSC. (Will further discuss with management for incentives for the ambassador).

(ii)	to assist, manage, and execute the promotional shares giveaway.

(iii)	to develop, recruit, manage a Northern California Team as we continue to grow.

(iv)	to help develop, assist, manage, execute other projects that we agree upon on as we continue to grow.

(v)	1. 1% of the total population to consider it as established. 1/10 people go to the website, 1/10 of those people who visit sign up to be a renter. Once a location is established, I will also set up an ambassador program to help soft “maintain” the locations. With the foundation set (1% establishment), we can increase to 8% user/renter population within 1 year. I will contact our marketing team to work out a plan with them in the near future. We will then need to hire associates through traditional means, or use prisoners to cold call for us.

(vi)	The projections is the following: Q1: 0, Q2: 398 (santa cruz + ucsc), Q3: 279 (SJSU), Q4: 3251 (SJ)

1.2	The Consultant shall report to the chief financial officer of SEII (or such other person as shall be agreed between both parties).

2.	Remuneration

2.1	Subject to Clause 4.3, the remuneration for the Services to be provided for the Tenure defined in Clause 4.1 shall be USD$ 120,000 to be paid by the Company causing SEII to issue to the Consultant a total of 4,000,000 ordinary shares of SEII at a par value of US$0.001 each (“Shares”) in 4 tranches. First tranche of 1,000,000 shares will be issued to the consultant within 30 days from the date of this Agreement (or such longer period as shall be required to fulfil the requirements under the relevant laws, regulations and rules in the United States of America for the issue of the Shares), and subsequent tranches will be issued to the Consultant every 3 months, provided that this Agreement is not terminated prior to any of the issuances of Shares above. It is agreed that the issue price of each Share is US$ 0.03 (“Issue Price”)

2.2	The Consultant acknowledges that none of the Shares may be offered or sold except pursuant to an effective registration statement under the Securities Act of 1933 of the United States of America (“Securities Act”), or pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

2.3	The Consultant has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks in the Shares, and has the ability to bear the economic risks of its investment decision and can afford the complete loss of such investment in the Shares.

2.4	The Company shall pay all the costs incurred in connection with removal of the restrictive and other legends on the certificates (or restrictions on transfer) of all the Shares issued to the Consultant, applying for and obtaining an effective registration statement for all such Shares, delivery and transmission of the certificates without restrictive and other legends (or of the registered Shares) to the Consultant’s broker, and all such other actions and things required to enable all such Shares to be tradeable in the OTC Markets, Nasdaq or NYSE.

3.	Expenses

The Company shall reimburse the Consultant forthwith for all proper and reasonable expenses actually incurred, with the prior approval of the chief operating office of SEII, by the Consultant in the performance of his duties upon presentation of supporting statements, receipts or vouchers. The Company shall make the reimbursement not later than the 7th day of the month immediately after the supporting statements, receipts or vouchers are presented to the Company.

4.	Tenure

4.1	This Agreement commences on 6/8/2021 ("Commencement Date”) and shall expire on 6/8/2022 (or such later date as shall be agreed between both parties in writing) (“Expiry Date”). In this Agreement, “Tenure” means the period from the Commencement Date to the Expiry Date (inclusive of both dates).

4.2	Any party may terminate this Agreement before the Expiry Date by giving not less than one month notice in writing to the other party, without prejudice to any right of the parties accrued before such notice of termination.

4.3	If this Agreement is terminated before the end of the Tenure, the Consultant shall be entitled to such number of Shares pro-rated for the duration during which he provides Services, and the remaining Shares issued to the Consultant shall be forfeited to the Company as of the effective date of such termination of the Agreement.

5.	Independent Contractor

The Company and the Consultant declare and agree that the Consultant shall act as an independent contractor in the performance of its duties under this Agreement. Nothing in this Agreement creates a joint venture, partnership, or the relationship of principal and agent, or employee and employer between the Company and the Consultant.

6.	Non-Competition

6.1	The Consultant covenants and agrees not to consult or provide any services in any manner or capacity to a direct competitor of SEII or any of its subsidiaries during the duration of this Agreement unless express written authorization to do so is given by the chief operating officer of SEII. A direct competitor of SEII or any of its subsidiaries for purposes of this Agreement is defined as any individual, partnership, corporation, and/or other business entity that engages in any of the businesses of SEII or any of its subsidiaries.

6.2	The Consultant shall not attempt in any way to solicit instructions, either in his own right or on behalf of others, from any client or partner of SEII or any of its subsidiaries in respect of projects or jobs being handled by SEII or any of its subsidiaries, or in respect of which SEII or any of its subsidiaries is pursuing instructions, during the duration of this Agreement.

6.3	The restrictions under Clauses 6.1 and 6.2 shall continue to apply for a period of one year after the termination of this Agreement.

7.	Intellectual property

7.1	The Consultant shall give the Company full written details of all Inventions and of all works embodying Intellectual Property Rights made wholly or partially by him at any time during the Tenure. The Consultant acknowledges that all Intellectual Property Rights subsisting (or which may in the future subsist) in all such Inventions and works shall automatically, on creation, vest in the Group absolutely. To the extent that they do not vest automatically, the Consultant holds them on trust for the Group. The Consultant agrees promptly to execute all documents and do all acts as may, in the opinion of the Company, be necessary to give effect to this Clause 7.1.

7.2	The Consultant hereby irrevocably waives all moral rights (and all similar rights in any jurisdiction) which he has or will have in any existing or future works referred to in Clause 7.1.

7.3	The Consultant irrevocably appoints the Company to be his attorney in his name and on his behalf to execute documents, use the Consultant's name and do all things which are necessary or desirable for the Group to obtain for itself or its nominee the full benefit of this Clause 7. A certificate in writing, signed by any director or the secretary of the Company, that any instrument or act falls within the authority conferred by this Agreement shall be conclusive evidence that such is the case so far as any third party is concerned.

7.4	The following definitions apply to this Clause 7:

Confidential Information: information (whether or not recorded in documentary form, or stored on any magnetic or optical disk or memory) relating to the business, products, affairs and finances of the Group for the time being confidential to the Group and trade secrets including, without limitation, technical data and know-how relating to the business of the Group or any of its business contacts.

Intellectual Property Rights: patents, rights to Inventions, copyright and related rights, trade marks, trade names and domain names, rights in get-up, rights in goodwill or to sue for passing off, unfair competition rights, rights in designs, rights in computer software, database rights, topography rights, rights in Confidential Information (including know-how and trade secrets) and any other intellectual property rights, in each case whether registered or unregistered and including all applications (or rights to apply) for, and renewals or extensions of, such rights and all similar or equivalent rights or forms of protection which subsist or will subsist now or in the future in any part of the world.

Invention: any invention, idea, discovery, development, improvement or innovation, whether or not patentable or capable of registration, and whether or not recorded in any medium.

8.	Construction

In this Agreement, unless the context otherwise requires:

(i)	words and defined terms expressed in the singular number shall include the plural and vice versa, and words expressed in the masculine shall include the feminine and neuter gender and vice versa;

(ii)	the term “including” shall be interpreted to mean “including (without limitation)” whenever such term appears in this Agreement (and the terms “include” and “includes” shall be similarly interpreted);

(iii)	the words “hereof”, “herein”, “hereto” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement; and

(iv)	the recital and the schedule, if relevant, are part of this Agreement and shall have effect accordingly.

9.	Entire agreement

This Agreement constitutes the entire agreement and understanding between the parties to this Agreement and supersedes all previous agreements and understandings (if any and whether in writing or not) between the parties in relation to the matters contemplated by this Agreement.

10.	Waiver

10.1	The rights of a party may be waived by such party only in writing and, specifically, the conduct of any one of the parties shall not be deemed a waiver of any of its rights pursuant to this Agreement and/or a waiver or consent on its part as to any breach or failure to meet any of the terms of this Agreement or an amendment hereto. A waiver by a party in respect of a breach by the other party of its obligations shall not be construed as a justification or excuse for a further breach of its obligations.

10.2	No delay or omission to exercise any right, power, or remedy accruing to any party upon any breach or default by the other under this Agreement shall impair any such right or remedy nor shall it be construed to be a waiver of any such breach or default, or any acquiescence therein or in any similar breach or default thereafter occurring.

11.	Severance

If any provision or part-provision of this Agreement is or becomes invalid, illegal or unenforceable, it shall be deemed modified to the minimum extent necessary to make it valid, legal and enforceable. If such modification is not possible, the relevant provision or part-provision shall be deemed deleted. Any modification to or deletion of a provision or part-provision under this clause shall not affect the validity and enforceability of the rest of this Agreement.

12.	Notices

12.1	Any notice or certificate required to be given by the Company to the Consultant or by the Consultant to the Company shall be in writing giving it shall be sufficiently given or served if delivered to the address and attention of the other party set out in Clause 12.3 or as otherwise notified from time to time hereunder with specific reference to this Agreement. All notices under this Agreement shall be in the English language.

12.2	Any notice delivered personally shall be deemed to have been given at the time of such delivery. Any notice despatched by letter postage prepaid shall be deemed to have been given two (2) Business Days after posting. Any notice sent by e-mail shall be deemed to have been given upon the receipt of the sent confirmation by the e-mail account of the sender.

12.3	The initial addresses and e-mail addresses of the Company and the Consultant for the purpose of Clause 12.1 are as follows :-

To the Company:	Cornwall Centre, no. 85 Castle Peak Road, Castle Peak Bay, Tuen Mun, N.T., Hong Kong Email: carmen.lam@seii.com Attention: Ms Carmen Lam

To the Consultant:	1306 Antonella PL, Hayward, CA 94541 Email: axchan.88@gmail.com

12.4	Either party may change its address (or other details) to which notices can be sent to it by giving written notice of such change of address (or details) to the other party with specific reference to this Agreement and in the manner herein provided for giving notice.

13.	Assignment

Neither party shall have the right to assign or transfer any of its rights hereunder.

14.	Laws and Arbitration

14.1	This Agreement shall be interpreted and governed by the laws of the Hong Kong Special Administrative Region.

14.2	Any dispute, controversy, difference or claim arising out of or relating to this Agreement, including the existence, validity, interpretation, performance, breach or termination thereof or any dispute regarding non-contractual obligations arising out of or relating to it shall be referred to and finally resolved by arbitration administered by the Hong Kong International Arbitration Centre under the Hong Kong International Arbitration Centre Administered Arbitration rules in force when the Notice of Arbitration is submitted. The seat of arbitration shall be in Hong Kong. The number of arbitrators shall be three: one arbitrator shall be chosen by each party to the dispute and those two arbitrators shall choose the third arbitrator. The arbitration proceedings shall be conducted in English.

IN WITNESS WHEREOF the Company and the Consultant agree to the terms hereof.

For and on behalf of	)
the Company	)
and signed by Lam Ka Man,	)
Director	)

Signed by	)
the Consultant, Andy Chan	)